SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934
                         For the month of January, 2004

                              ASAT Holding Limited
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                 (Translation of registrant's name into English)

                          14th Floor, 138 Texaco Road,
                     Tsuen Wan, New Territories, Hong Kong
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                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

      Form 20-F |X| Form 40-F |_|

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes |_| No |X|

      If " Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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      On January 16, 2004, the Company issued a press release announcing the pricing of its offering of $150 million aggregate principal amount of its senior notes. A copy of the press release is attached as Exhibit 99.1.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ASAT Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2004
      ASAT Holdings Limited

By:
/s/ Jeffrey M. Dumas
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Jeffrey M. Dumas
Senior Vice President and General Counsel

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                               INDEX TO EXHIBITS

Exhibit No.     Description
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99.1            Press Release dated January 16, 2004, regarding pricing of offering of senior notes.